Filed by UTStarcom, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: UTStarcom, Inc.

Commission File No.: 000-29661

UTStarcom Issues Statement on Corporate Governance Practices

Beijing, China, June 3, 2011 — UTStarcom, Inc. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators, issued today a shareholder rights statement to reiterate that after the proposed reorganization of UTStarcom as a Cayman Islands company, to be effected through a merger (the “Merger”) of UTStarcom with  a subsidiary of UTStarcom Holdings Corp. (“UTStarcom Holdings”), a Cayman Islands incorporated company, the corporate governance practices of UTStarcom Holdings are expected to remain consistent with UTStarcom’s current corporate governance practices as a Delaware incorporated company.

Following completion of the Merger, UTStarcom Holdings is expected to qualify as a “foreign private issuer” under the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company will remain subject to the mandates of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and as long as the UTStarcom Holdings’ ordinary shares are listed on the NASDAQ Stock Market (“NASDAQ”), the governance and disclosure rules of that stock exchange.

As a foreign private issuer, UTStarcom Holdings will be exempt from certain rules under the Securities Exchange Act of 1934, as amended, that would otherwise apply if UTStarcom Holdings were a company incorporated in the United States or did not meet the other conditions to qualify as a foreign private issuer. However, the Company has committed to initially maintaining the following corporate governance practices following the Merger, as the Company believes and understands the real value of operating and executing within good governance standards:

• the majority of the board of directors of UTStarcom Holdings will be comprised of independent directors;

• executive compensation for UTStarcom Holdings will be determined by independent directors or a committee of independent directors;

• director nominees of UTStarcom Holdings will be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors;

• UTStarcom Holdings will have an audit committee comprised of at least three members, each of whom will be an independent director and one of whom will have finance and accounting experience;

• all related party transactions will be reviewed by the audit committee or another independent body of the board of directors; and

• UTStarcom Holdings will conduct an advisory (non-binding) vote on executive compensation once every three years, until UTStarcom Holdings determines to conduct such advisory votes more frequently or to not conduct them at all.

Because of differences between Delaware law and Cayman Islands law, and differences between the governing documents of UTStarcom and UTStarcom Holdings, the Company is unable to adopt governing documents for UTStarcom Holdings that are identical to the governing documents for UTStarcom, but  the Company has attempted to preserve in the Memorandum and Articles of Association of UTStarcom Holdings the same allocation of material rights and powers between the shareholders and the board of directors of UTStarcom Holdings that exists under UTStarcom’s Bylaws and Certificate of Incorporation, specifically as the Company understands its investors concerns and potential governance discounts given by investors to Cayman Registered Companies.

On May 25, 2011, the SEC declared effective a Form F-4 Registration Statement, which includes a Proxy Statement of UTStarcom and also constitutes a Prospectus of UTStarcom Holdings (the “proxy statement/prospectus), in connection with the proposed reorganization of UTStarcom as a Cayman Islands company.  The reorganization will be effected through the Merger, resulting in the shares of UTStarcom being converted into the right to receive shares of UTStarcom Holdings. Holders of UTStarcom common stock as of April 25, 2011, the record date, are asked to approve the proposed Merger at the 2011 Annual Meeting of Stockholders (the “Annual Meeting”), to be held on Friday, June 24, 2011 at 4:00 p.m., local time.

About UTStarcom, Inc.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991, listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For more information, please contact:

Jing Ou-Yang

UTStarcom, Inc.

Phone: +8610 8520 5153

jouyang@utstar.com

Brion Tingler

Kreab Gavin Anderson

Phone: +8610 6535 3567

btingler@kreabgavinanderson.com

Forward-Looking Statements

This release includes forward-looking statements, including statements regarding the corporate governance practices of UTStarcom Holdings following the Merger, the terms and completion of the proposed Merger, the change in the Company’s place of incorporation, the rules and regulations UTStarcom Holdings will be subject to following the Merger, UTStarcom Holdings’ qualification as a foreign private issuer and the proposal to be approved by the Company’s stockholders at the Annual Meeting. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These uncertainties include, but are not limited to, the ability of the parties to consummate the proposed Merger, the satisfaction of closing conditions to consummate the Merger, and obtaining requisite approvals, including from the Company’s stockholders, and the ability of UTStarcom Holdings to qualify and maintain its status as a foreign private issuer.  All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statement.

Additional Information and Where to Find It

This communication is being made in respect of a proposed reorganization transaction.  INVESTORS OF UTSTARCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER. These documents contain important information that investors should consider.  The proxy statement/prospectus was mailed to UTStarcom stockholders on or about May 25, 2011. The proxy statement/ prospectus and any other documents filed by UTStarcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by UTStarcom by contacting UTStarcom’s Investor Relations by phone at +86-10-85205153 or by email at jouyang@utstar.com.

UTStarcom and its respective officers and directors may be deemed to be participants in the solicitation of proxies in connection with the proposed Merger.  Information regarding the interests of these directors and executive officers in the proposed Merger, if any, is included in the proxy statement/prospectus.  You can find information about UTStarcom’s directors and executive officers in its proxy statements and Annual Reports on Form 10-K, previously filed with the SEC. Each of these documents is available free of charge at the SEC’s web site at http://www.sec.gov and from UTStarcom Investor Relations.